================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

                                 (RULE 13D-102)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                                   -----------

                               (AMENDMENT NO. 8)*

                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

         CLASS A COMMON STOCK,
       PAR VALUE $.01 PER SHARE                             518439 10 4
--------------------------------------------     -------------------------------
    (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)

                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13D-1(B)
[ ]  RULE 13D-1(C)
[X]  RULE 13D-1(D)

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on Following Pages
                                Page 1 of 8 Pages
                         Exhibit Index Appears on Page 7

================================================================================

------------------------------------ --------------------------------------------            ---------------------------------------
CUSIP No.                            518439 10 4                                     13G                              Page 2 of 8
------------------------------------ --------------------------------------------            ---------------------------------------

----------------------------- --------------------------------------------------- --------------------------------------------------
             1                NAME OF REPORTING PERSONS:                          GARY M. LAUDER


                              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
                              PERSONS (ENTITIES ONLY):
----------------------------- ---------------------------------------------------------------------------------------------------- -
             2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                                                        (A) [_]
                                                                                                                        (B) [X]
----------------------------- ------------------------------------------------------------------------------------------------------
             3                SEC USE ONLY

----------------------------- --------------------------------------------------- --------------------------------------------------
             4                CITIZENSHIP OR PLACE OF ORGANIZATION:               UNITED STATES OF AMERICA

------------------------------------ ------ ------------------------------------------------ ---------------------------------------
             NUMBER OF                 5    SOLE VOTING POWER:                                   229,210
              SHARES
                                     ------ ------------------------------------------------ ---------------------------------------
           BENEFICIALLY                6    SHARED VOTING POWER:                                 4,566,098
             OWNED BY
                                     ------ ------------------------------------------------ ---------------------------------------
               EACH                    7    SOLE DISPOSITIVE POWER:                              229,210
             REPORTING
                                     ------ ------------------------------------------------ ---------------------------------------
            PERSON WITH                8    SHARED DISPOSITIVE POWER:                            4,566,098

----------------------------- -------------------------------------------------------------- ---------------------------------------
             9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                                                 4,795,308** SEE ITEM 4
----------------------------- ---------------------------------------------------------------------------------------------------- -
             10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*                        N/A
                                                                                                                            [_]
----------------------------- ---------------------------------------------------------------------------------------------------- -
             11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                    3.8%
                                                                                                                    ** SEE ITEM 4
----------------------------- --------------------------------------------------- --------------------------------------------------
             12               TYPE OF REPORTING PERSON:                           IN
----------------------------- --------------------------------------------------- --------------------------------------------------


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    IDENTITY OF ISSUER

           (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

           (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.    IDENTITY OF PERSON FILING

           (a) - (c)          This report is being filed by Gary M. Lauder with
                              a business address of ICTV Inc., 14600 Winchester
                              Boulevard, Los Gatos, California 95032 (the
                              "Reporting Person"). The Reporting Person is a citizen of the United States of America.

           (d) - (e)          This report covers the Issuer's Class A Common
                              Stock, par value $.01 per share (the "Class A
                              Common Stock"). The CUSIP number of the Class A
                              Common Stock is 518439 10 4.

ITEM 3.

           Not Applicable.

ITEM 4.    OWNERSHIP

           (a) As of December 31, 2003, the Reporting Person beneficially owned 4,795,308 shares of Class A Common Stock as follows: (i) 37,652 shares of Class A Common Stock held directly by the Reporting Person; (ii) 2,617 shares of Class A Common Stock and 11,435 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"), as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder; (iii) 2,617 shares of Class A Common Stock and 11,435 shares of Class B Common Stock as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder; (iv) 368,441 shares of Class A Common Stock and 1,914,608 shares of Class B Common Stock held indirectly as a co-trustee of the 1992 GRAT Remainder Trust f/b/o the Reporting Person (the "GML Remainder Trust"); (v) 368,441 shares of Class A Common Stock and 1,914,608 shares of Class B Common Stock held indirectly as a co-trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder (the "WPL Remainder Trust"); and (vi) 163,454 shares of Class A Common Stock held indirectly as sole Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary M. Lauder, as Settlor (the "GML Revocable Trust").

           (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 4,795,308 shares of Class A Common Stock, which would constitute 3.8% of the number of shares of Class A Common Stock outstanding.


                               Page 3 of 8 Pages

                              Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 943,222 shares of Class A Common Stock and the 3,852,086 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 3.3% of the aggregate voting power of the Issuer.

             (c) The Reporting Person has sole voting and dispositive power with respect to the 37,652 shares of Class A Common Stock held directly by the Reporting Person and the 5,234 shares of Class A Common Stock and the 22,870 shares of Class B Common Stock held by the Reporting Person as custodian for Danielle Lauder and Rachel Lauder and the 163,454 shares of Class A Common Stock held by the Reporting Person as the sole Trustee of the GML Revocable Trust. The Reporting Person shares voting and dispositive power with William
                              P. Lauder and Joel S. Ehrenkranz, as co-trustees of the GML Remainder Trust and the WPL Remainder Trust, with respect to the 368,441 shares of Class A Common Stock and the 1,914,608 shares of Class B Common Stock owned by each of such trusts.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             William P. Lauder, as a co-trustee and beneficiary of the GML Remainder Trust and the WPL Remainder Trust, and Joel S. Ehrenkranz, as a co-trustee of the GML Remainder Trust and the WPL Remainder Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 368,441 shares of Class A Common Stock and the 1,914,608 shares of Class B Common Stock owned by each of such trusts. Danielle Lauder, as the beneficiary of the 2,617 shares of Class A Common Stock and the 11,435 shares of Class B Common Stock held by the Reporting Person as custodian for her benefit under the New York Uniform Transfers to Minors Act, has the right to receive dividends from, or the proceeds from the sale of, such shares of Class A Common Stock and Class B Common Stock. Rachel Lauder, as the beneficiary of the 2,617 shares of Class A Common Stock and the 11,435 shares of Class B Common Stock held by the Reporting Person as custodian for her benefit under the New York Uniform Transfers to Minors Act, has the right to receive dividends from, or the proceeds from the sale of, such shares of Class A Common Stock and Class B Common Stock.


                               Page 4 of 8 Pages

  ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10.  CERTIFICATION

          Not Applicable.



                               Page 5 of 8 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 12, 2004
                                                     /s/ Gary M. Lauder
                                                     ---------------------------
                                                     Gary M. Lauder






                               Page 6 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------

Exhibit A  --        List of Parties to the Stockholders' Agreement












                               Page 7 of 8 Pages